

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

<u>Via E-Mail</u>
Li Yuan
Chief Executive Officer
NYC Moda Inc.
C214. Fitting Integreation Building, Fazhan Road to Sugian Gate Section
Jiangsu Province, China

> **Re:** **NYC Moda Inc.**
> **Form 8-K**
> **Filed December 3, 2012**
> **File No. 333-175483**

Dear Mr. Yuan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Emerging Growth Company Disclosure, page 2

1. We note disclosure that you are an emerging growth company. We also note that the Form S-1, file number 333-175483, of NYC Moda Inc. went effective on December 7, 2011. Please supplementally tell us whether the first sale of your common stock occurred after December 8, 2011 pursuant to your effective Form S-1, file number 333-175483, or that the first sale of such stock has not yet occurred. See Section 101(d) of the Jumpstart Our Business Startups Act.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

2. Please revise this section to disclose the formula used to determine the amount of consideration. See Item 2.01(d) of Regulation S-K.

3. Please revise to discuss whether you required board and shareholder approval to enter into the Share Exchange Agreement and how you obtained such approval.

Item 4.01, page 5

4. Please include a letter from your former accountant indicating whether or not they agree with your disclosures.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year, page 6

5. We note disclosure that the name change and forward split are expected to be December 12, 2012. Please revise to update the effective date of the name change and forward stock split and disclose whether you have received approval of such name change and forward stock split by the Financial Industry Regulatory Authority.

Form 10 Disclosure, page 7

Overview, page 9

6. Please file with your next amendment your lease agreement with Li Yuan for the use of the Utility Model Patent of Comprehensive and Harmless Garbage Processing Equipment since this appears to be a material agreement. Please also clearly explain in greater detail the services provided to clients in exchange for the use of the patent technology.

Products and Facilities, page 10

7. We note disclosure that Jiangsu Xuefeng's main business is currently providing equipment upgrading service for other garbage processing plants. Please significantly revise this section to clearly explain in greater detail the business operations of Jiangsu Xuefeng. For example, please explain whether you are you providing software, mechanical or other services. Also, please clearly explain how you upgrade the garbage processing plants, the services provided by the patent licensing agreements and how you intend to obtain revenue from the patent licensing agreements.

Risk Factors, page 17

8. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, may be unable to inspect the audit work and practices of your auditor. As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports will be deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain

that the lack of inspections would prevent the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

9. Please disclose the nature of your business activities prior to the first service agreement you entered into in April 2012. Also, please more fully describe the specific nature of the services you provide and whether you are required to provide any additional services after you are paid. Please better explain why your costs of revenues and operating costs are so low relative to total revenue. In this regard, please help us understand how you have ensured that all costs have been accrued and included and explain why there are no expenses for equipment or materials. Please explain how you are able to generate revenue given that your only assets are cash and a land deposit.

10. Given the significance of your cash balances, please disclose why you have not generated more interest income during the periods presented. Also, in light of the nominal interest income, please address why you continue to maintain significant cash balances.

Recent Sales of Unregistered Securities, page 44

11. Please revise to state the nature and aggregate consideration you received. See Item 701(c) of Regulation S-K.

Exhibits

12. Please file all of the schedules to the Share Exchange Agreement with the next amendment.

13. We note your disclosure that your PRC counsel has provided a legal opinion that the VIE Agreements are binding and enforceable under PRC law. Please file a copy of the opinion as an exhibit.

Exhibit 99.1

Report of Independent Registered Pubic Accounting Firm, page 1

14. Please have your auditors revise their report to include a signature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Li Yuan
NYC Moda Inc.
December 19, 2012
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: <u>Via E-Mail</u>
Yue Cao, Esq.